Exhibit 21.1

Subsidiaries of BioMarin Pharmaceutical Inc. as of December 31, 2015

Name	Direct Parent(s)	Ownership	Jurisdiction of Incorporation
BioMarin GALNS Ltd.	BioMarin Pharmaceutical Inc.	100%	Ireland
BMRN 701 Limited	BioMarin Pharmaceutical Inc.	100%	Ireland
BioMarin Brasil Farmaceutica Ltda.	BioMarin Pharmaceutical Inc.	100%	Brazil
BioMarin Holdings (LUX) S.A.R.L.	BioMarin GALNS Ltd.	100%	Luxembourg
BioMarin Europe Ltd.	BioMarin Holdings (LUX) S.A.R.L.	100%	Ireland
BioMarin International Ltd.	BioMarin GALNS Ltd.	100%	Ireland